Exhibit 2.1

PROMISSORY NOTE

$850,000	January 29, 2016
San Diego, CA

FOR VALUE RECEIVED, CV SCIENCES, INC., a Delaware limited liability company (“Borrower”), promises to pay to WILTSHIRE, LLC, whose address is 4690 West Evans Avenue, Denver, Colorado 80219 (“Lender”), or its registered assigns, in lawful money of the United States of America, the principal sum of Eight Hundred Fifty Thousand Dollars ($850,000) (the “Amount”), or such lesser amount as shall equal the outstanding principal amount hereof, together with interest from the date of this Note on the unpaid principal balance at a rate equal to twelve percent (12%) per annum, calculated and payable monthly, not in advance.

The purchase price for this Promissory Note (this “Note”) is $805,000 (the “Purchase Price”). The Amount shall be funded by the delivery to Borrower of Five Hundred Thousand Dollars ($500,000) on or before January 29, 2016, with the remaining Three Hundred Five Thousand Dollars ($305,000) funded by Lender no later than February 2, 2016. The Amount is comprised of the Purchase Price, Fifteen Thousand Dollars ($15,000) to cover Lender’s legal expenses incurred, and an original issue discount (“OID”) of $30,000.

The following is a statement of the rights of Lender and the conditions to which this Note is subject, and to which Lender, by the acceptance of this Note, agrees:

1.                Repayment. Interest due shall accrue as of the date of closing with monthly interest-only payments in the amount of Eight Thousand Five Hundred Dollars ($8,500) due each month on the 1st day of each month commencing March 1, 2016 with interest-only payments based on a 360 day year and a 30 day month. Payments must be received by the 10th of the month of each month or a late fee of $850 will be assessed.

2.                Maturity; Prepayment. The entire principal sum and all interest accrued thereon shall be due on February 1, 2018. This Note may be prepaid at any time; however, if a prepayment of principal is made before July 1, 2016, Lender requires a prepayment interest guarantee equal to six (6) months’ interest payments on this Note.

3.                Warrants. In consideration for the loan provided for in this Note, Borrower shall issue to Lender a common stock purchase warrant for 2,000,000 shares of Borrower’s common stock, with a five-year exercise period and an exercise price equal to $0.20 per share.

4.                Events of Default. If Borrower does not pay the full amount of each monthly payment within 30 days of the date it is due, Borrower will be in default. If any payment due under this Note is not paid prior to its default date, as defined in this section, the entire outstanding principal balance, and all accrued interest thereon, shall at once become due and payable at the option of Lender. Lender may exercise this option to accelerate during any default by Borrower regardless of any prior forbearance by Lender. In the event of any breach or other default, Lender reserves the right to increase the interest rate by five percent (5%) above the interest rate in effect at the time of breach or default; however, if Lender does not elect to increase the interest rate subsequent to a breach or default, this Note shall continue to bear interest at the rate set forth herein. All sums extended to Borrower, or to others on behalf of Borrower, by Lender shall earn interest at the Note rate in effect, and as determined, under the terms of the Note. Should any interest not be paid when due, it shall bear like interest as the principal.

5.                Assignment. The rights and obligations of Borrower and Lender shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties. All payments required to be made hereunder shall be made by Borrower without any rights of setoff or counterclaim.

6.                Amendment. This Note may be amended or modified only upon the written consent of Borrower and Lender. Any amendment effected in accordance with this Section 6 shall be binding upon Lender and Borrower and each of their respective successors and assigns.

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7.                Failure or Indulgence Not Waiver. No failure or delay on the part of Lender in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.                Severability. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict herewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note.

9.                Governing Law. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflicts of law provisions of the State of California or of any other state.

Borrower has caused this Note to be issued as of the date first written above.

CV SCIENCES, INC.,

a Delaware limited liability company

By: /s/ Michael Mona, Jr.

Name: Michael Mona, Jr.

Its: President and CEO

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